UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 16, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Barclays above threshold in BoE stress test - dated 16 December 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 16, 2014

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: December 16, 2014

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

16 December 2014

Barclays PLC

Barclays above threshold in BoE stress test

Barclays notes the publication today of stress test outcomes for UK banks by the Bank of England ("BoE"). Under the BoE's assessment of the effects of the modelled adverse stress scenario, Barclays' capital position remained above the BoE threshold with a PRA Transitional Common Equity Tier 1 ("CET1") ratio of 7.0% pre management actions. Barclays' CET1 ratio did not fall below 7% at any time in the test period and exceeded the 4.5% minimum threshold by a significant margin.

Barclays reported a 9.1% PRA Transitional CET1 ratio as at 31 December 2013, which was the starting point for the stress test modelling. This had increased to 10.0% by 30 September 2014.

Barclays continues to target a Fully Loaded CET1 ratio of greater than 11% by the end of 2016.

The full year results for 2014 and the Annual Report will be published on 3 March 2015.

The BoE stress test results for UK banks can be found on the BoE website at http://www.bankofengland.co.uk/financialstability/Documents/fpc/results161214.pdf

- Ends -

For further information, please contact:

Investor Relations                                                                                                           Media Relations
Charlie Rozes                                                                                                                    Giles Croot
+44 (0) 20 7116 5752                                                                                                         +44 (0) 20 7116 6132

Notes to editors:

The BoE adverse scenario stresses Barclays' consolidated balance sheet and income statement over a 36 month period starting from 31 December 2013, projected forward based on assumptions determined by the BoE.

The BoE announcement also discloses a higher modelled low point CET1 ratio of 7.5% for Barclays calculated after implementation of a programme of management actions that would be taken in the event of such an adverse stress developing.

About Barclays

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Generally, the words ''will'', ''may'', ''should'', ''continue'', ''believes'', ''expects'', ''intends'', ''anticipates'', "plans" or similar expressions that are predictive or indicative of future events identify forward-looking statements. These statements are based on the current expectations of management and are naturally subject to risks, uncertainties and changes in circumstances. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, many of which are outside the control of Barclays and its Directors, that could cause actual results, and management's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. As such, forward-looking statements are no guarantee of future performance.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive, market and regulatory environment, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Barclays does not undertake any obligation (except as required by requirements of the UK Listing Authority or any other legal or regulatory requirement) to revise or update any forward-looking statement contained in this document, regardless of whether that statement is affected as a result of new information, future events or otherwise.

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that the earnings per Share for the current or future years would necessarily match or exceed the historical published earnings per Share.